Telidyne, Inc.

112 W 34 St., Ste 18006

New York, NY 10016

November 5, 2019

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Michael Foland

Re: Telidyne, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 18, 2019

File No. 333-233674

Dear Mr. Foland:

I write on behalf of Telidyne, Inc., (the “Company”) in response to Staff’s letter (the “Comment Letter”) on October 28, 2019, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed by the Company on October 18, 2019.

Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form S-1A1 Filed October 18, 2019

General

1. We note your removal of all references to cryptocurrencies. We further note in the mobile application description on Google Play's marketplace, as well as in the reviews of the application, there are references to cryptocurrency transferability and the application allowing "crypto-wallet transactions." Please explain whether cryptocurrencies will be held in the application, which cryptocurrencies will be available, and add appropriate risk factors related to how cryptocurrency functionality may affect your business in terms of liability, regulatory environment and technological challenges. Please also update the name of the application "TELI" to match what is available for download.

In response to this comment, the Company has corrected the description on Google Play to reflect that no crypto currency will be held in the wallet. The name was only changed to TELI recently so all the updates are being made currently.

2. According to the Google Play marketplace, it appears that TELI was introduced on April 27, 2019. You indicate on page 23 that your Telibit application has more than 100 user downloads. Please provide any updates as to your TELI application, including whether you have provided any updates or technical changes to your application since April 27, 2019. Further, please clarify whether you track usage of your application and how many users actively use it to transact.

In response to this comment, the App is updated as and when needed to fix any bugs and to add features based on our internal feedback. The original App had a provision to buy crypto currency and that has been removed from the App. We are currently not tracking the users but will have that ability in the near future.

Signatures, page 39

3. Please provide the signatures for the majority of your board of directors, your principal financial officer or CFO, and your principal accounting officer or controller, as required by the Instructions to the Signatures on Form S-1. Since Mr. Govril acts as your principal financial officer and your principal accounting officer, please reflect that he is signing under these roles as well beneath his signature. Further, we note that the registration statement is signed by Jorge Verar. Please advise us as to the role of this person with your organization.

In response to this comment, we provided the signatures of the majority of directors and updated the signature page further to reflect that Mr. Govil is signing in the roles as described.

Balance Sheet, page F-2

4. We note the changes made in response to prior comment 13, however, these changes are still not consistent with the information included in the Articles of Incorporation filed as Exhibit 3.1 in the S-1 filed September 9, 2019 (i.e., 480 million and 20 million authorized common and preferred stock, respectively). Please further revise or explain these inconsistencies.

In response to this comment, the original certificate of incorporation, dated January 17, 2019, included a capital structure of 480,000,000 shares of authorized common stock and 20,000,000 shares of authorized preferred stock. In the amended S-1 that we filed on October 18, 2019, we included an amendment to the original certificate of incorporation, dated January 23, 2019, that reduced the authorized shares of common stock to 60,000,000 shares and also reduced the authorized shares of preferred stock to 10,000,000 shares. The amendment was filed as Ex. 3.4 to the amended S-1.

Exhibit 23.1, page 23.1

5. Revise the consent of your independent registered public accounting firm to reference the correct opinion date, August 21, 2019.

In response to this comment, we updated the auditor consent to reflect the correct opinion date.

In responding to the Comment Letter, the Company acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Aron Govil

Aron Govil

Enclosure

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